

June 16, 2014

<u>Via E-mail</u>
Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re:**   **Las Vegas Railway Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 1, 2013**
> **Form 10-Q for the Quarterly Periods Ended**
> **September 30, 2013 and December 31, 2013**
> **Filed November 12, 2013 and February 12, 2014**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your response letter dated April 28, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 8-Ks Filed on March 5, 2014, March 19, 2014 and April 30, 2014

1.   It appears that several recently filed Form 8-K reports were not timely filed by the Company. As examples only, we note that:
   • while Mr. Michael Barron resigned from his position as President of the Company and ratified the appointment of Ms. Penny White as President of the Company on February 11, 2014, you did not file your Form 8-K report until March 5, 2014;
   • while Mr. John H. Marino resigned on March 10, 2014 from his position as

       director of the board of directors of the Company, you did not file your Form
       8-K report until March 19, 2014; and

- while the Company entered into an Assignment and Use Agreement with Santa Fe Southern Railway, Inc. on April 23, 2014, you did not file your Form 8-K report until April 30, 2014.

For future filings, please note Form 8-K General Instruction B.1 that current reports on Form 8-K should be filed within four business days after the occurrence of the event.

2.      We note that the Company has posted on its website a number of press releases announcing recent developments. In particular, we note that:

- in April 2014, the Company entered into a Securities Purchase Agreement with Ascendiant Capital Partners, pursuant to which Ascendiant will provide up to $10 million in capital to the Company;
- in May 2014, the Company entered into an agreement with Santa Fe Southern Railway, Inc., pursuant to which the Company will operate certain of Santa Fe Southern Railway's passenger and special events services; and
- on May 20, 2014, the Company announced that it is moving two of its Club X Cars into service on the Santa Fe Southern Railway.

We also note that disclosure of these recent developments has not been made pursuant to Form 8-K. As noted in our comment 1 above, current reports on Form 8-K should be filed within four business days after the occurrence of the event. Please advise.

3.      As a related matter, we note your statement in the Company's press release dated April 15, 2014 that the Company "currently represents 20 independent passenger rail companies." Please tell us what you mean by the term "represents". Also supplementally advise us of your agreements, understandings or arrangements with such companies and revise your future filings as appropriate. For a copy of the above referenced press release, see http://www.marketwired.com/press-release/x-train-holdings-otcqb-xtrn-inks-securities-purchase-agreement-with-ascendiant-capital-otcqb-xtrn-1899784.htm.

4.      We note that your proposed disclosure under "Our Competitive Strengths," provided in your response letter dated April 28, 2014, that your management team "has acquired over 10 companies and successfully integrated their revenue streams before." Please revise future filings to describe such companies and the relevant transactions in greater detail. Also revise to clarify what you mean by the term "successfully integrated their revenue streams" and remove any promotional statements, as appropriate.

5.      Please revise to provide the basis for your statement that the Company's

"approach is dramatically different and much lower cost than any competing concept." Refer to your draft disclosure under "Our Competitive Strengths – Low Equipment and Facilities Cost" provided in your response letter dated April 28, 2014. Please delete this statement if you are unable to substantiate it.

6. Please revise to explain what you mean by the term "[r]obust and sophisticated marketing engine," which appears promotional. Please delete this term if you are unable to substantiate it.

7. We note that you have not provided detailed disclosure regarding the principal terms of the following agreements, understandings or arrangements:
   - Asset Purchase Agreement, dated January 21, 2010, between the Company and Las Vegas Railway Express, a Nevada corporation;
   - Consulting Agreement between the Company and Transportation Management Services, Inc.;
   - Advisory Agreement between the Company and FlatWorld Capital;
   - agreement with Mid America Leasing Company pursuant to which you acquired two leased cars;
   - agreements pursuant to which you have acquired railcars, "including municipalities where these cars are coming out of service";
   - agreements in connection with your food and beverage services, including with Masterpiece Cuisine;
   - agreements in connection with your operations as a travel agency, including, without limitation, with third party rail operators; and
   - liability insurance agreements.

   Please disclose the principal terms and conditions of the agreements, understandings or arrangements that are material to your business. Also file the same as exhibits to your future Form 10-K filings or tell us why you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K.

8. As a related matter, we note that in several places, your proposed disclosure includes references to numerous facilities related to your operations. However, you have not provided any detailed disclosure regarding the principal terms of any agreements, understandings or arrangements pursuant to which the Company will utilize such facilities. In particular, we note that:
   - under "Company Overview," your proposed disclosure references your infrastructure consisting of, among other things, a call center and travel agency;
   - under "Train Equipment and Service," your proposed disclosure references your "facilities in Indiana"; and
   - under "Maintenance Facilities," your proposed disclosure states that the Company "plans to provide a national repair facility via its partnership with

Xtreme Manufacturing, LLC of Las Vegas, Nevada," which maintains shops/facilities in Elwood, Kansas and Las Vegas, Nevada.

Please revise to disclose in greater detail the material terms and conditions of any agreements, understandings or arrangements relating to the bullets above. Revise to provide the information required by Item 102 of Regulation S-K with respect to the same. Also file any related agreements as an exhibit to your future Form 10-K filings. Refer to Item 601(b)(10) of Regulation S-K.

9. Under "The Acquisition Targets," we note that you have included a table listing the target routes of prospective candidates for acquisition by the Company. Please revise to disclose the status of any arrangements or discussions with such prospective targets. If there are none, please include disclosure to such effect. Also include related risk factor disclosure, as appropriate.

10. Notwithstanding prior comment 2 in our letter dated March 27, 2014, your proposed disclosure does not address several comments appearing in our letter dated February 10, 2014. In particular, we note that you have provided a revised "Business" section. However, prior comment 21 in our letter dated February 10, 2014 related to the related party transactions section and comments 24 to 28 in the same letter related to the MD&A section. You have not supplementally provided a draft of your proposed disclosures to be made in future filings in response to these comments. As previously requested, please provide a draft of your proposed disclosure and specifically key your individual responses to the above-referenced comments.

11. Revise to disclose in greater detail your plans for integrating the railroad operations of the companies you purchase into the Company's operations. For example, do you plan to operate such operations with your current and/or future employees? Will you partner with other rail operators for such operations?

12. It appears that in your proposed disclosure, you have removed the references to your previously proposed service between Los Angeles and Las Vegas. We also note that in your prior response letter dated February 13, 2014, your response to prior comment 8 indicated that the "Company at this juncture is not pursuing the proposed service between Los Angeles and Las Vegas." However, this does not appear consistent with your website, which continues to reference the proposed service between Los Angeles and Las Vegas. For example, see http://www.vegasxtrain.com/proposed-schedule.html and http://www.vegasxtrain.com/vegas-x-train.html. Please advise and/or provide a draft of your revised disclosure, as appropriate.

13. As a related matter, we note that you have removed the references to any agreement or memorandum of understanding with Amtrak in your revised

disclosure.  Please advise the staff whether you currently have or expect to enter into any agreements, understandings or arrangements with Amtrak.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
Michael A. Barron